

MAIL STOP 4561

August 2, 2007

Peter Shields, President
Soundbite Communications, Inc.
2 Burlington Woods Drive
Burlington, MA 01803

> **Re:** **Soundbite Communications, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **File No. 333-142144**
> **Filed July 13, 2007**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stock-Based Compensation, page 32

1. Reference is made to your expanded MD&A disclosure in response to our previous comment 11. We note for your issuances in December 2006, February 2007 and March 2007, you attribute the difference between the valuation and the mid-point of the initial public offering price range to the same factors. Please consider expanding your disclosure to also address quarterly trends in your business that further support these fluctuations especially in light of the decline in revenue and net income from the fourth quarter 2006 to the first quarter 2007.

Components of Our Executive Compensation Program, page 72

2.   We note your response to comment 8 of our letter dated July 3, 2007 and the comparison of historical performance and internal forecasts and targets in the last paragraph of your response. Although the historical numbers will differ from benchmarks, it is not clear why your competitors would benefit more from internal targets than they would from actual results. It appears that any competitive harm resulting from disclosure of internal projections would be no different from competitive harm resulting from disclosure of your actual operating results, particularly with respect to the ability to negotiate lower prices for your services. Please revise to disclose the specified objectives relating to net income and revenue targets that were used in setting compensation amounts for 2006. Also disclose any targets that have been set for 2007 compensation amounts, or tell us why those targets do not affect a fair understanding of the named executive officer's compensation for the last fiscal year. Refer to Instruction 2 to Item 402(b).

3.   Please revise to identify the executive officers who did not receive any portion of their bonuses tied to first quarter results and the officers who received their bonuses in full. Also, please disclose the amount of any bonuses that were not paid as a result of shortfalls in the first quarter.

4.   Disclosure in the second paragraph under this heading states that the compensation committee awarded in full the other bonuses tied to revenues performance objectives based on your substantial compliance with those objectives, out-performance of net income objectives, and "other factors." Please revise to identify all other factors.

5.   We note the examples of qualitative strategic objectives provided in this amendment. The term "including" suggests that you have not disclosed all of these objectives. Please revise to describe all qualitative objectives.

6.   We note your response to comment 9 of our letter dated July 3, 2007 and the response that disclosure of the strategic objectives would result in competitive harm. Please provide to us a more detailed description of the strategic objectives and discuss further how your competitors could use this information to your competitive disadvantage.

7.   We note your response to prior comment 10; however, it appears that the revised disclosure simply references the partial list of strategic objectives. Please revise to discuss how the compensation committee measured achievement of those objectives. Describe more specifically the subjective evaluations and judgments that the committee made in awarding bonuses based on the qualitative goals.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittenden at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Johnson
        Fax No. (617) 526-5000